UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 5, 2017

CU BANCORP

(Exact name of registrant as specified in its charter)

California	001-35683	90-0779788
(State or other jurisdiction of incorporation)California	Commission File Number	(I.R.S. Employer Identification No.)

818 W. 7th Street, Suite 220 Los Angeles, CA		90017
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (213) 430-7000

(Former name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On April 6, 2017, CU Bancorp, a California corporation (the “Company”) and PacWest Bancorp, a Delaware corporation (“PacWest”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of April 5, 2017, by and between the Company and PacWest, pursuant to which the Company and PacWest will merge, subject to the terms and conditions set forth therein. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company and PacWest intend to make available to investors the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d ) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated April 6, 2017

99.2	Investor Presentation, dated April 6, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CU Bancorp

Dated: April 6, 2017	By:	/s/ Anita Wolman
Anita Wolman
Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated April 6, 2017

99.2	Investor Presentation, dated April 6, 2017